Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: SOFTBANK CORP.

Subject Company: eAccess Ltd.

SEC File No. 132-02766

Selected Portions of Earnings Results Briefing and Related Presentation Materials

The following transcripts and related slides relate to the SOFTBANK CORP. earnings results briefing held on October 31, 2012. The briefing was conducted in Japanese with simultaneous English translation, and the transcripts filed hereunder are transcribed from the simultaneous English translation. While every effort has been made to provide an accurate translation and transcription, there may be typographical mistakes, inaudible statements, mistranslations of certain statements, errors, omissions or inaccuracies in the transcript. SoftBank believes that none of these inaccuracies is material. The related slides used in the earnings results briefing are included as an attachment to this transcript. A replay of the earnings results briefing is accessible through SoftBank’s website at www.softbank.co.jp/en/.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between eAccess Ltd. (“eAccess”) and SOFTBANK CORP. (“SoftBank”) pursuant to a share exchange agreement. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or eAccess; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that the required approval by eAccess stockholders may not be obtained; (2) there may be a material adverse change of SoftBank or eAccess, or the respective businesses of SoftBank or eAccess may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; and (5) other risk factors included in the prospectus to be contained on Form F-4, which if filed, will be available on the SEC’s web site (www.sec.gov). There can be no assurance that the transaction will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the transaction will be realized.

SoftBank undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Registration under the U.S. Securities Act of 1933

SOFTBANK CORP. (“SoftBank”) may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed share exchange between SoftBank and eAccess Ltd. (the “Share Exchange”). The Form F-4 for the Share Exchange, if filed, will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the subject company (eAccess Ltd.) prior to the shareholders’ meeting at which the relevant proposed share exchange will be voted upon. The Form F-4 and prospectus, if filed, will contain important information about the subject company and SoftBank, the Share Exchange and related matters. U.S. shareholders of the subject company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the proposed Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the documents filed with the SEC in connection with the share exchange will be made available to shareholders upon request, free of charge, by calling, writing or e-mailing Softbank at: SOFTBANK, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp.

Non-GAAP Financial Measures

This presentation may contain certain “non-GAAP” financial measures. SoftBank uses certain non-GAAP performance measures and ratios in managing its business. SoftBank Non-GAAP financial information should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with generally accepted accounting principles in Japan. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Third-party Information

Certain information in this document is based upon information from various sources believed by SoftBank to be reliable. SoftBank has not independently verified any of such information and shall have no liability associated with the inaccuracy or inadequacy thereof.

SoftBankEarnings Results Briefing for Q2/FY2012

Press Conference

October 31, 2012

Presentation by Masayoshi Son, Chairman & CEO, SOFTBANK CORP.

(Slide 56)

•

On top of that, we have theEMOBILEacquisition. We have 1.7GHz, which will be available in some time – in a few months – on top of our 2.1GHz. Therefore, we will be able to even enhance the LTE coverage.

(Slides 57-58)

•

So even in the same iPhone 5 – this is the global band – so the 2.1GHz and also 1.7GHz will be available as a global standard band, so that those signals can be received in the iPhone 5 so that we can improve the LTE connection.

(Slide 107-108)

•

Here as a result, consolidated EBITDA, now exceeding KDDI, very much close to DoCoMo right now; having additions here, we will be exceeding and surpassing DoCoMo. So acquisition is not really your own capability and some people may say so but still, we need to win. If we win the game, that is the result. Of course, it is not always a good thing, sometimes risk comes along, but still, we have already made good results in EBITDA as well.

(Slide 109)

•	Here is SoftBank’s enterprise value.

(Slide 110)

•	Our sales compared with the global mobile operator now positioned in number three, which I also mentioned in a previous announcement.

(Slide 111)

•	When it comes to mobile EBITDA, global number five.

Questions and Answers From the Audience

Speaker

•

And the second question is about EMOBILE. The LTE in 19,000 base stations by the end of this year was a plan, and that was with the financial covenant, I believe, and I believe that you need to – as you have increased your CAPEX plan – I believe that you need to have additions there. How much do you think that you would be able to do with that? Only the router is available in the market right now for the distribution channel, so maybe you will be able to add more smartphone-related line-ups. How do you think about the increase of the line-ups?

Mr. Son

•

Networks and devices that we would like to accelerate and expand – that is our idea. But the number of constructions of networks also depends on the civil work team, and actually there are some shortages in construction workers. In other industries, I hear that the employments are short, but in our industry, especially when it comes to the base stations’ construction, we are running out of resources. So how soon and how much we will be able to achieve with the construction completion is a question. And also, at the same time, we need to work on the platinum band base stations. Also the 2.1 LTE part – it needs to be focused on as well. So we have to have a good balance in between those and work on that. The 2.1 GHz base stations are to be 20,000 by the end of March next year, and also 10,000 for EMOBILE, so that in total, that is going to be 30,000. That is the kind of target we have. But after then, we have been looking into several details, but it seems like construction workers, or teams, are short, so that 30,000 by the end of March may not be achievable. That is the current situation that I am looking at right now. But even so, LTE base stations for the iPhone 5 are already wider and faster than the competitors, au. But on top of that, we have EMOBILE. So even not achieving the 30,000 target, but using the iPhone 2.1GHz base stations, we will continuously exceed, and we will be able to widen the gap between ours and au’s. And for the smartphone, using the distribution channel of EMOBILE – we would like to expand that too. So now we are picking up the devices for that. You are tired of listening to my speech?

Speaker

•

I am Amano from Bloomberg. An eAccess related question – so you are going to acquire 100% ownership, but after that, you will look into different options, and one of the options could be one-third of the ownership. So why are you going to look into different options once you acquire 100% ownership? But in the previous press conference you did not mention the change of percentage of stake in phases. So why is that?

Mr. Son

•

There is no change in our policy. Our management team has changed no policy. We would like to use 1.7GHz, which is owned by eAccess, and 1.7GHz is a global band, so we could use 1.7GHz immediately. We are aware that the eAccess employees are respectable people with talent, and in the integration committee with eAccess, I made a presentation, and people from eAccess were listening very carefully to whatever I said, and I felt the passion among the eAccess people. And also, I would like to say this: there is no change in our policy toward eAccess. About the ownership percentage: there could be multiple options and we are looking into different options, but there is no change in our policy that we will acquire a 100% stake of eAccess. As for the capital structure after the acquisition of 100%, we are looking into different options.

Speaker

•

Okay, so there is no change in your policy, but why do you need to look into the different options when it comes to capital structure? Because in the previous announcement you did not mention the potential change in the capital structure after your acquisition of 100%. If you told us that in your press conference – that once you acquired a 100% stake, then later on you would look into a change in capital structure – but you did not mention that. Why?

Mr. Son

•	Well, when we decided on the deal, our policy was that we will acquire a 100% stake, but I did not make any comment on the change in the capital structure afterward.

Speaker

•	So maybe you could have considered acquiring just one-third of the stake first, right?

Mr. Son

•	Well, we would like to affirm the capital structure by our own decision, and to make that happen, we need to acquire a 100% stake first.

Speaker

•	So from the beginning you planned to acquire a 100% stake, and from the beginning you planned to look into multiple options?

Mr. Son

•	We believe that we could look into multiple options.

Speaker

•	OK, but you didn’t mention that at the press conference, just by accident?

Mr. Son

•	Yes.

ATTACHMENT

SELECTED SLIDES FROM PRESENTATION MATERIALS USED IN EARNINGS RESULTS BRIEFING

Frequency Available for iPhone 5 LTE

Further enhancement of LTE

iPhone 5 LTE

iPhone 5 LTE

Improved LTE Connection

Consolidated EBITDA


JPY 1.5t NTT DOCOMO
JPY 1.2t = SoftBank + EMOBILE + WILLCOM
JPY 1.0t KDDI
2005
'06
'07
'08
'09
'10
'11
'12
(forecast)
*Pro forma

*Created by SOFTBANK CORP. based on respective companies' publicly available information.
SoftBank: simple sum of SoftBank, eAccess, and WILLCOM.
*SoftBank data includes WILLCOM and EMOBILE data. SOFTBANK is WILLCOM's sponsor in connection with WILLCOM's rehabilitation under Japan's Corporate Rehabilitation Act, and holds a 100% economic interest in WILLCOM. eAccess Ltd., provider of the EMOBILE service, is the subject of a proposed share exchange transaction with SOFTBANK whereby, subject to receipt of necessary approvals and completion, eAccess Ltd. will become a wholly-owned subsidiary of SOFTBANK.

107

Consolidated EBITDA



JPY 1.6t = SoftBank + EMOBILE + WILLCOM + Sprint
JPY 1.5t NTT DOCOMO
JPY 1.0t KDDI
2005
'06
'07
'08
'09
'10
'11
'12
(forecast)
*Pro forma

Surpass DOCOMO

*Created by SOFTBANK CORP. based on respective companies' publicly available information.
SoftBank: simple sum of SoftBank, eAccess, WILLCOM and Sprint (Adjusted OIBDA).
*SoftBank data includes WILLCOM, EMOBILE and Sprint data. SOFTBANK is WILLCOM's sponsor in connection with WILLCOM's rehabilitation under Japan's Corporate Rehabilitation Act, and holds a 100% economic interest in WILLCOM. eAccess Ltd., provider of the EMOBILE service, is the subject of a proposed share exchange transaction with SOFTBANK whereby, subject to receipt of necessary approvals and completion, eAccess Ltd. will become a wholly-owned subsidiary of SOFTBANK. Sprint Nextel Corporation is the subject of certain proposed transactions involving SOFTBANK whereby, subject to receipt of necessary approvals and completion, an indirect wholly-owned subsidiary of SOFTBANK will merge with Sprint. Following such merger, SOFTBANK is expected to indirectly own approximately 70% of the parent company of the surviving corporation.

*USD converted at USD= JPY 80

108

SoftBank’s

Enterprise

Value

Mobile: Sales (Jan. - June 2012)


(JPY)
China Mobile
3.3t
Verizon
2.8t
SoftBank Group
SoftBank
Sprint
2.5t
AT&T
2.5t
Vodafone
2.4t
NTT DOCOMO
2.1t
Deutsche Telekom
1.9t
KDDI
1.3t
Global No.3
SoftBank
Sprint
WILLCOM

*Created by SOFTBANK CORP. based on respective companies' publicly available information.
SoftBank: simple sum of SoftBank, eAccess, WILLCOM and Sprint.
*Pro forma, refer to note on slide 108.

110

Mobile EBITDA


(JPY)
China Mobile
3.1t
Verizon
2.1t
AT&T
1.7t
NTT DOCOMO
1.5t
SoftBank Group
SoftBank
Sprint
1.2t
KDDI
0.7t
Bharti Airtel
0.2t
Global No.5
SoftBank
Sprint

Source: based on respective companies' publicly available information
SoftBank Group and NTT DOCOMO: FY2012 forecasts, Others: FY2011
SoftBank Group: simple sum of SoftBank, eAccess, WILLCOM, and Sprint (Adjusted OIBDA)
*Pro forma, refer to note on slide 108.

111

1. Application of accounting standard for disclosure on segments

The “Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” and related “Guidance on the Accounting Standard for Disclosures about Segments of an

Enterprise and Related Information” are applied from FY2010/Q1. Financial results for 2010/3 are shown based on the new standard for comparison purposes only and have neither been audited nor reviewed by our independent auditors. All financial information for 2010/3 presented herein based on the new standard are subject to our audited and reviewed financial reports for the relevant corresponding periods.

2. Definition of terms etc. in this material.

Free cash flow (FCF): cash flows from operating activities + cash flows from investing activities.

EBITDA: operating income (loss) + depreciation and amortization (including amortization of goodwill), and loss on disposal of fixed assets included in operating expenses.

Net interest-bearing debt: interest-bearing debt—cash position

Interest-bearing debt: short-term borrowings + commercial paper + current portion of corporate bonds + corporate bonds + long-term borrowings. Lease obligations are not included. This excludes the corporate bonds (WBS Class B2 Funding Notes, issued by J-WBS Funding K.K.) with a face value of JPY 27.0bn acquired by SOFTBANK CORP. during 2010/3 that were issued under the whole business securitization financing scheme associated with the acquisition of Vodafone K.K.

Cash position: cash & cash deposits + marketable securities recorded as current assets. (excludes Yahoo! Inc. shares which were held by a subsidiary of SOFTBANK CORP. in the United States of

America).

Record high, record high revenue: since SOFTBANK CORP. applied consolidated accounting in 1995/3.

SOFTBANK CORP. owns 100% shares issued by WILLCOM, Inc. However, WILLCOM, Inc. is in the process of reorganization under the Corporate Reorganization Act and the Company does not have effective control over WILLCOM, Inc. Therefore, WILLCOM, Inc. is not treated as a subsidiary.

3. Trademarks and registered trademarks

The names of other companies, other logos, product names, service names, brands, etc., mentioned in this material are registered trademarks or trademarks of SOFTBANK CORP. or the applicable companies.

Unauthorized copying of this material and use of the information or the data in this material in whole or in part are not permitted.

- Apple, the Apple logo, iPhone and iPad are trademarks of Apple.

- The trademark “iPhone” is used with a license from Aiphone K.K.

SoftBank